SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  1-3034

XCEL ENERGY

401(K) SAVINGS PLAN

XCEL ENERGY INC.

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

TABLE OF CONTENTS

Page(s)

Financial Statements

Xcel Energy 401(k) Savings Plan
- Report of Independent Registered Public Accounting Firm	2
- Statements of Net Assets Available for Benefits as of Dec. 31, 2007 and 2006	3
- Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at End of Year)	10
Schedule H – Line 4(j) – Schedule of Reportable Transactions	11

Signature	12

Exhibits
23.01: Consent of Independent Registered Public Accounting Firm	13

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Xcel Energy 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 27, 2008

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31,	Dec. 31,
	2007	2006
ASSETS:
Receivables:
Xcel Energy contributions (Notes 1 and 3)	$12,022,064	$14,353,070
Dividends	2,599,779	2,738,402
Total receivables	14,621,843	17,091,472

Xcel Energy Common Stock Fund (Notes 1, 5 and 9):
Participant directed	34,834,543	38,360,883
Non-participant directed	220,282,932	245,448,330
Total Xcel Energy Common Stock Fund	255,117,475	283,809,213

General investments, at fair value:
Value of interest in registered investment companies	937,506,320	875,200,155
Loans to participants (Note 6)	9,649,211	8,475,189
Total general investments	947,155,531	883,675,344

Net assets available for benefits	$1,216,894,849	$1,184,576,029

The accompanying notes are an integral part of the financial statements

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2007	2006
Contributions:
Xcel Energy	$12,022,064	$14,380,065
Participant	54,291,453	54,495,302
Total contributions	66,313,517	68,875,367

Investment income:
Interest	665,052	571,052
Dividends	52,594,708	45,677,346
Other (see Note 10)	5,172	15,186,837
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 5 and 9)	(6,471,587)	60,102,059
Xcel Energy ESOP Stock Fund	—	(1,535,095)
Registered investment companies	16,358,324	58,830,779
Total net investment income	63,151,669	178,832,978

Benefits paid to participants – cash and common stock	(95,100,587)	(96,488,101)
Dividends paid to participants	(1,884,770)	(1,503,069)
Administrative expenses	(161,009)	(136,428)

Net increase in net assets available for benefits	32,318,820	149,580,747

Net assets available for benefits at beginning of year	1,184,576,029	1,034,995,282
Net assets available for benefits at end of year	$1,216,894,849	$1,184,576,029

The accompanying notes are an integral part of the financial statements

XCEL ENERGY

401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

The following brief description of the Xcel Energy 401(K) Savings Plan (the Plan) is provided for general information purposes only.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Participants should refer to the Plan document or Summary Plan Description (SPD) for more complete information.  The Plan provides for the ownership of Xcel Energy common stock through employee and employer contributions, as applicable.

Plan and Trust Management – The Plan Administrator is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of the Plan.  Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy.  Individual participant accounts are valued daily based on the current market value of each type of asset.

Eligibility - The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy Inc. (Xcel Energy) and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan.  All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible for the Plan as of their first day of employment.

Vesting – A Participant at all times has a fully vested and non-forfeitable interest in all of his/her accounts in the Plan attributable to employee contributions and rollover amounts.  On Jan. 1, 2007, the Plan was amended to change the vesting on employer contributions for non-bargaining employees hired on or after this date to a graded schedule (20 percent per year with full vesting after 5 years of service (or earlier upon reaching normal retirement age or upon death).   The vesting schedule does not apply to non-bargaining employees hired prior to Jan. 1, 2007, employees covered by a collective bargaining agreement eligible to participate in this Plan, or bargaining employees transferring into a non-bargaining position.

Distributions  – Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments.

Plan Termination – While Xcel Energy expects to continue the Plan, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to our collective bargaining obligation.  If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses  - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan.  Certain investment advisory, trustee and recordkeeping fees are paid by the Companies, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee is paid by the participant.

Dividends – Dividends earned on shares held in the Xcel Energy Stock Fund are automatically reinvested in Xcel Energy stock unless the participant elects to receive them as a taxable distribution paid in cash.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Registered Investment Companies - The investments of the Plan are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end.  Xcel Energy’s common stock is valued at its quoted market price.  The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

3.  PLAN FUNDING

Employee Pre-tax Contributions - Participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan.  Employees can elect to start, stop or change their contribution election at any time.  The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $15,500 in 2007.  Employees age 50 or older, or turning 50 during the Plan year may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit, not to exceed $5,000 in 2007.

Employee After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after-tax cash contributions to the Plan.  After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay.  Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

Employer Contributions – The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax basis during the Plan year.  Non-bargaining employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit received 100 percent of their pre-tax contribution up to a maximum of $1,400 and $1,250, respectively, in matching contributions from the

Company for 2007.

Investment of Employee and Employer Contributions – Participants may invest their contributions among the various investment funds offered by the Plan.  The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  The employer contribution for non-bargaining employees is initially invested in company stock.  Participants may elect to transfer assets into or out of all Plan investments, including company stock allocated as an employer contribution, at any time.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.  Income on a participant’s investment in a fund is credited to the participant’s account based on the number of units in the respective fund and the fund’s unit value.

4.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on Jan. 1, 2002, are qualified under the applicable sections of the Internal Revenue Code.  Although an application has not been submitted on the new document, amended and restated as of Jan.1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income tax has been made in the Plan financial statements.

5.              NONPARTICIPANT – DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to the Plan’s nonparticipant-directed investments as of Dec. 31, 2007 and 2006, and for the year ended Dec. 31, 2007, is as follows:

Xcel Energy Common Stock Fund
Net Assets as of December 31, 2006:
Xcel Energy Common Stock Fund	$245,448,330
Xcel Energy contribution receivable	10,740,235
Total net assets as of December 31, 2006	256,188,565

Changes in Net Assets:
Net depreciation in fair value of investments	(5,434,554)
Contributions	8,258,564
Benefits and dividends paid to participants	(18,433,637)
Transfers to participant-directed investments, net	(12,037,442)
Net decrease	(27,647,069)

Net Assets as of December 31, 2007:
Xcel Energy Common Stock Fund	220,282,932
Xcel Energy contribution receivable	8,258,564
Total net assets as of December 31, 2007	$228,541,496

6.     LOANS TO PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at Dec. 31, 2007 range from 5.00 percent to 10.00 percent.  Interest rates on outstanding loans at Dec. 31, 2006 range from 5.00 percent to 10.51 percent.

7.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,599,779 and $2,738,402 at Dec. 31, 2007 and 2006, respectively.

The Plan also invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

8.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2007	2006
Xcel Energy Common Stock (Note 9)	$254,314,313	$282,378,703
Vanguard 500 Index Fund	199,729,097	199,489,489
Vanguard Total Bond Market Index Fund	117,913,050	111,946,650
Vanguard PRIMECAP Fund	105,586,528	101,879,895
Vanguard Mid-Cap Index Fund	101,318,460	93,819,766
Vanguard Wellington Fund	87,577,243	75,338,510
Vanguard Developed Markets Index Fund	63,874,195	47,554,277

9.   XCEL ENERGY STOCK FUND

	2007		2006
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	1,538,541	9,729,262	1,655,140	10,590,250

Xcel Energy common stock	$34,724,876	$219,589,437	$38,167,529	$244,211,174
VGI prime money market	134,533	850,746	192,413	1,231,133
Receivables, payables and other	(24,866)	(157,251)	941	6,023
Total	$34,834,543	$220,282,932	$38,360,883	$245,448,330

10. LEGAL PROCEEDINGS

ERISA Settlement

On Sept. 23, 2002, and Oct. 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”).  The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan.  The Complaint names as defendants Xcel Energy as well as the board of directors and certain Company officers.  The Complaint also asserts that the defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in Xcel Energy stock, (c) failing to take steps to eliminate or reduce the amount of Xcel Energy stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information and (e) maintaining restrictions on the Xcel Energy stock held in the plans.

On April 1, 2005, the District Court issued a final order approving the settlement and dismissing the lawsuit with prejudice. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator was selected to extract participant data from the plan and to allocate the settlement proceeds. An allocation in the amount of $5.2 million was made to eligible participants’ accounts on Sept. 26, 2006.

Securities Settlement

On July 31, 2002, a class action lawsuit was filed on behalf of purchasers of Xcel Energy’s common stock between Jan. 31, 2001, and July 26, 2002, in the U.S. District Court for the District of Minnesota. The complaint named Xcel Energy and current and former Xcel Energy and NRG executives as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10(b-5) related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades, the nature, extent and seriousness of liquidity and credit difficulties at NRG and the existence of cross-default provisions (with NRG credit agreements) in certain of Xcel Energy’s credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations and all have been consolidated.  On Jan. 14, 2005, the District Court issued an order of preliminary approval for a settlement reached by the parties.  Under the terms of the settlement, the plaintiffs are to receive $80 million, with Xcel Energy’s insurance carriers paying $62.5 million, and Xcel Energy paying $17.5 million.  Xcel Energy’s portion of the settlement payment was accrued at Dec. 31, 2004.  On April 1, 2005, the District Court entered a final order approving the settlement and dismissing the lawsuit with prejudice.

The Vanguard Fiduciary Trust Company, as trustee for the Xcel Energy 401(k) Savings Plan, as a holder of Xcel Energy stock, submitted a claim on behalf of the Plan. On May 22, 2006, a settlement amount of approximately $10.0 million was contributed to the Plan and allocated to eligible participant’s accounts.

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1

Schedule of Assets (Held at Year End)

As of Dec. 31, 2007

Xcel Energy 401(k) Savings Plan, EIN 41-0448030

Plan 003

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value

*	Longleaf Partners Fund	Registered Investment Co.	$45,410,823	$49,753,522
*	PIMCO Total Return Fund	Registered Investment Co.	36,685,327	36,556,332
*	Vanguard 500 Index Fund	Registered Investment Co.	207,544,381	199,729,097
*	Vanguard Developed Markets Index fund	Registered Investment Co.	50,674,325	63,874,195
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	19,150,756	19,721,523
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	105,620,118	101,318,460
*	Vanguard PRIMECAP Fund	Registered Investment Co.	85,093,084	105,586,528
*	Vanguard Prime Money Market Fund	Interest-bearing cash	58,584,511	58,584,511
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	52,181,000	48,755,504
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	115,646,359	117,913,050
*	Vanguard Wellington Fund	Registered Investment Co.	81,200,655	87,577,243
*	Wasatch Core Growth Fund	Registered Investment Co.	44,620,862	40,664,981
*	VGI Brokerage Option	Registered Investment Co.	7,306,416	7,471,374
*	Xcel Energy Common Stock Fund	Company Stock Fund	214,524,259	255,117,475
*	Loan Fund	5.00% - 10.00%, with maturities ranging from 2008 thru 2022	—	9,649,211
			$1,124,242,876	$1,202,273,006

* Party in Interest

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 2

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2007

Xcel Energy 401(k) Savings Plan, EIN 41-0448030

Plan 003

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Inc. common stock	$26,085,548			$26,085,548
The Vanguard Group	Xcel Energy Inc. common stock		$48,305,699	$39,997,403	48,305,699	$8,308,296

*  Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 30, 2008.

XCEL ENERGY 401(K) SAVINGS PLAN

(Registrant)

By	/s/ Teresa S. Madden
Vice President and Controller
Member, Pension Trust Administration Committee